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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                              Commission File Number 001-12996


                           NOTIFICATION OF LATE FILING


     (Check One): [X] Form 10-K         [ ] Form 11-K        [ ] Form 20-F
                  [ ] Form 10-Q         [ ] Form N-SAR

     For Period Ended: December 31, 1998
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     [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K
     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

                                     PART I
                            REGISTRATION INFORMATION

Full name of registrant Advocat Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
227 Mallory Station Road, Suite 130
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City, state and zip code Franklin, Tennessee 37067
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                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                  (c) The accountant's statement or other exhibit required
                      by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is awaiting (1) a commitment letter from a financial institution regarding the refinancing of a portion of a promissory note on a long-term basis, and (2) a waiver from its lenders regarding the violation of certain debt covenants. Because these documents have not been received, the Company is unable to finalize the classification of its debt and complete other portions of the Company=s financial statements and Form 10-K. Based upon discussions with the respective financial institutions, management expects to receive these documents within a few days and will file the Form 10-K immediately thereafter.


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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

       Mary Margaret Hamlett                     615           771-7575
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           (Name)                             (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Net revenues for 1998 were $205.2 million compared with $182.2 million in 1997. Net income for 1998, before $7.7 million of pre-tax non-recurring items and other charges, was $1.8 million ($0.34 per share) compared with net income of $3.0 million ($0.56 per share diluted) for 1997. After giving effect to the non-recurring items and other charges, the Company recorded a net loss of $3.1 million for the 12 months ended December 31, 1998.

                                  Advocat Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 1999          By: /s/ Mary Margaret Hamlett
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                                Mary Margaret Hamlett, Chief Financial Officer




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